Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 7, DATED AUGUST 17, 2020
TO THE PROSPECTUS, DATED APRIL 27, 2020

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 27, 2020 (the “Prospectus”), as supplemented by Supplement No. 1, dated April 29, 2020, Supplement No. 2, dated May 14, 2020, Supplement No. 3, dated May 19, 2020, Supplement No. 4, dated June 16, 2020, Supplement No. 5, dated July 17, 2020 and Supplement No. 6, dated August 14, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.	to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of September 1, 2020;

C.	to disclose the calculation of our July 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.	to provide an update regarding distributions declared; and

E.	to update disclosure in the “Experts” section of the Prospectus.

A.	Status of Our Current Public Offering

As of August 17, 2020, we have received gross proceeds of approximately $619.6 million from the sale of 60.0 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of August 17, 2020, approximately $1,398.5 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $481.9 million of shares available under our distribution reinvestment plan.

B.	September 1, 2020 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of September 1, 2020 (and repurchases as of August 31, 2020) is as follows:

	Offering Price	Transaction Price
	(per share)	(per share)
Class T	$10.18	$9.82
Class S	$10.18	$9.82
Class D	$9.82	$9.82
Class I	$9.82	$9.82

The transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2020. The NAV per share as of July 31, 2020 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.	July 31, 2020 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.hinessecurities.com/hgit and is also available on our toll-free information line at (888) 220-6121. Please see “Valuation Policy and Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S., Inc., or Altus, the independent valuation firm we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share of our common stock as of July 31, 2020, as set forth, and concurred with the calculation of the new NAV per share.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of July 31, 2020 and June 30, 2020 (the NAV per share is the same for each class of shares of our common stock):

	July 31, 2020		June 30, 2020
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$1,518,386	$15.78	$1,455,140	$15.17
Other assets	173,479	1.80	143,642	1.50
Debt and other liabilities	(746,784)	(7.76)	(666,384)	(6.95)
NAV	$945,081	$9.82	$932,398	$9.72
Shares outstanding	96,261		95,905

As previously disclosed, the Coronavirus (COVID-19) pandemic has had, and is expected to continue to have, an adverse impact on global commercial activity and has contributed to significant volatility in financial markets. While it is difficult to ascertain the long term impact it will have on commercial real estate markets and our investments, it presents material uncertainty and risk with respect to the current and future performance and value of our investments. Investments in real properties and real estate-related securities have been impacted by the pandemic and in some cases significantly. For example, we collected approximately 41% of rental payments at our two U.S. retail properties for the second quarter of 2020 compared to approximately 97% for the first quarter of 2020. These two properties comprise approximately 18% of our portfolio, based on the estimated value of our real estate investments as of June 30, 2020, as well as 19% of our total revenue for the six months ended June 30, 2020. Additionally, we agreed to refund May through August rents for 53% of students across our international student housing portfolio following the closing of nearby universities for the remainder of the 2019/2020 school year. These universities have announced a mixture of in-campus and on-line learning for the upcoming 2020/2021 school year with a delayed start.

We are still in the early stages of navigating the actual and potential long-term impacts the pandemic will have on our business. However, we have invested in well leased, high-quality assets using modest leverage in markets positioned for value retention and resiliency and we believe our globally diversified fund is well-situated to weather this challenge. Despite these challenges, our NAV per share as of July 31, 2020 reflects a $0.10 increase compared to our NAV per share as of June 30, 2020, primarily due to favorable changes in foreign currency exchange rates.

Our consolidated balance sheet as of July 31, 2020 includes a liability of $26.7 million related to distribution and stockholder servicing fees payable to Hines Securities, Inc. (the "Dealer Manager") in future periods with respect to shares of its common stock. The NAV per share as of July 31, 2020 does not include any liability for distribution and stockholder servicing fees that may become payable after July 31, 2020, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

The valuations of our real properties as of July 31, 2020 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to properties acquired in the past 12 months since the acquisition cost of these properties will serve as their value for a period of up to one year following their acquisition, in accordance with our valuation policy.

	Office	Industrial	Retail	Residential/Living	Weighted-Average Basis
Capitalization rate	6.50%	6.05%	6.93%	5.49%	6.06%
Discount rate / internal rate of return (“IRR”)	7.56%	6.12%	7.29%	6.56%	6.63%
Average holding period (years)	7.0	10.0	10.0	10.0	9.7

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Weighted-Average Values
Capitalization rate (weighted-average)	0.25% decrease	3.03%	2.75%	2.23%	2.39%	2.56%
	0.25% increase	(2.81)%	(2.52)%	(2.07)%	(3.48)%	(2.80)%
Discount rate (weighted-average)	0.25% decrease	1.46%	1.95%	1.90%	1.15%	1.62%
	0.25% increase	(1.44)%	(1.90)%	(1.86)%	(2.77)%	(2.15)%

D.	Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of August 2020 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

August 2020	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.008	$0.044
Class S Shares	$0.052	$0.008	$0.044
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX Shares	$0.052	$—	$0.052
Class TX Shares	$0.052	$0.008	$0.044
Class IX Shares	$0.052	$0.002	$0.050

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the last business day of August 2020, and will be paid on the first business day of September 2020. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made.  Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.	Update to Experts
The following updates the “Experts” disclosure on page 235 of the Prospectus:
The statements included in this Supplement under Section C, “July 31, 2020 NAV Per Share,” relating to the role of Altus as the independent valuation firm, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations.